UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

 000-21329

TIB FINANCIAL CORP.

 (Exact name of registrant as specified in its charter)

599 9th Street North, Suite 101

Naples, Florida 34102-5624

Telephone: (239) 263-3344

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

                Approximate number of holders of record as of the certification or notice date:  0

                Effective September 20, 2012, TIB Financial Corp. merged with and into Capital Bank Financial Corp., with Capital Bank Financial Corp. surviving the merger as the surviving corporation.

                Pursuant to the requirements of the Securities Exchange Act of 1934, Capital Bank Financial Corp. (as successor to TIB Financial Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Capital Bank Financial Corp., as successor to TIB Financial Corp.

Date: October 1, 2012        By:  /s/ Christopher G. Marshall

                                    Name:  Christopher G. Marshall

Title: Chief Financial Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.